Mail Stop 3561

October 30, 2009

Timothy A. Wicks
Executive Vice President and Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue,
Overland Park, Kansas 66211

Re: YRC Worldwide, Inc.
File No. 000-12255
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended March 31, 2009
Form 10-Q: For the Quarter Ended June 30, 2009

Dear Mr.Wicks:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Cover Page

1. In future filings, please disclose the name of each exchange on which securities registered pursuant to Section 12(b) of the Act are registered. Refer to Form 10-K.

Item 6. Selected Financial Data, page 17

2. Please disclose how "operating ratio" is computed and what the measure represents, and ensure that the components of the calculation are transparent.

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Measurements, page 32

3. In regard to your presentation of "free cash flow," please include the limitation that the measure does not necessarily represent cash flow available for discretionary expenditures, as it does not take into consideration your debt service requirements or other nondiscretionary expenditures that you may have (if applicable, state the other significant nondiscretionary expenditures you have).

Critical Accounting Policies

Depreciable Lives of Assets, page 39

4. In view of the material impact on depreciation expense in the last two fiscal years related to the change in useful lives and associated salvage values, please expand your disclosure to discuss the significant factors considered in determining useful lives and salvage values. Provide us with a copy of your intended expanded disclosure.

Item 8. Financial Statement and Supplementary Data

Note 1. Principles of Consolidation and Summary of Accounting Policies

Revenue Recognition, page 47

5. We note that for shipments in transit you record revenue based on the percentage of service completed. Please tell us and disclose how you determine the percentage of service that has been completed.

Claims and Insurance Accruals, page 48

6. We note the reserves recorded are on a discounted basis. Please disclose the (i) discount rate used, (ii) the expected aggregate undiscounted amount, (iii) expected payments for each of the five succeeding years and the aggregate amount thereafter here and in the table for "Contractual Cash Obligations" on page 34, and (iv) a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position, accompanied by, as appropriate, explanation of material changes in the expected aggregate amount of the liability, other than those resulting from pay down of the liability. Refer by analogy to Question 1 of SAB Topic 5Y for guidance. Since the reserve consists of three separate types of claims, please consider separate disclosure for each type of claim for greater transparency to and understanding of the magnitude of each to investors. Please provide us with a copy of your intended revised disclosure.

Note 2. Acquisitions, page 50

7. We note that you have accounted for your 65% ownership interest in Shanghai Jiayu Logistics Co., Ltd.(Jiayu) using the equity method of accounting because the minority

shareholder has significant veto rights that preclude your ability to control Jiayu. Please summarize for us and in your disclosure the nature of these veto rights.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 87

8. Although there is no requirement to disclose here the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), specific reference to only a portion of disclosure controls and procedures so defined as you have done implies management's conclusion is limited solely to that portion to which referred. Please represent to us and disclose in future filings management's conclusion in regard to the company's overall disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). In view of the similar disclosure included in the Form 10-Q at each of March 31 and June 30, 2009, please provide us your representation at those respective dates as well.

Form 10-Q: For the Quarter Ended March 31, 2009

Item 1. Financial Statements

Note 2. Principles of Consolidation, page 7

9. You state that there are no non-controlling (minority) interests in your consolidated subsidiaries. However, from Exhibit 21.1, to the Form 10-K for the Year ended December 31, 2008, we note that you have a 75% ownership interest in Meridian IQ Jin Jiang Logistics Co., Ltd. and that the remaining 25% is owned by a third party. Please advise.

Form 10-Q: For the Quarter Ended June 30, 2009

Footnote 3: Liquidity, page 8

10. Please clarify for us (i) the relationship between the temporary cessation of pension contributions to the multiemployer union pension funds and the "Contribution Deferral Agreement," (ii) your accounting of each, and (iii) the respective effects on your financial statements and cash flow for the periods affected by each.

Revolver Reserve Amount, page 10

11. Please tell us where the revolver reserve amount of $94.7 million is reported in your financial statements.

Note 6: Debt and Financing, page 15

12. In connection with the waivers and/or amendments to your credit agreement and receivables facility during 2009, please explain to us your consideration of Accounting

Standards Codification (ASC) 470-10-45-1 and 11 in regard to classification as current or noncurrent of each borrowing outstanding at each of December31, 2008 and March 31 and June 30, 2009 affected and the basis for your conclusion as to the classification presented.

13. Also in connection with each of the amendments to your credit agreement and receivables facility entered into from April 18, 2008 through July 30, 2009, please explain to us your consideration of ASC 470-50-40 in regard to the accounting of each amendment as a modification or extinguishment of debt and the basis for the conclusion as to your treatment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Determining Executive Compensation; Survey Group, page 22

14. We note your disclosure that "[t]he same survey sources were used to benchmark base salaries, annual incentive and long-term incentive opportunities and total compensation." Please advise us whether benchmarking is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used if they were a material component of your executive compensation consideration.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 for questions regarding the financial statements and related matters or Chanda DeLong at 202-551-3490 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief